                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of: December 2005               Commission File Number: 001-133354

                                BANK OF MONTREAL
                              (NAME OF REGISTRANT)

 100 King Street West                                      129 rue Saint-Jacques
1 First Canadian Place                                        Montreal, Quebec
   Toronto, Ontario                                           Canada, H2Y 1L6
    Canada, M5X 1A1

  (Executive Offices)                                          (Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F       Form 40-F   X
                                   -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANK OF MONTREAL


                                        By: /s/ Ronald B. Sirkis
                                            ------------------------------------
                                        Name: Ronald B. Sirkis
                                        Title: Executive Vice-President,
                                               General Counsel and Taxation


                                        By: /s/ Robert V. Horte
                                            ------------------------------------
                                        Name: Robert V. Horte
                                        Title: Vice President and
                                               Corporate Secretary

DATE: December 15, 2005

                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
-------   ----------------------
99.1      NINTH SUPPLEMENTAL TRUST INDENTURE, DATED AS OF DECEMBER 20, 1988,
          BANK OF MONTREAL - BANQUE DE MONTREAL AND THE ROYAL TRUST COMPANY -
          COMPAGNIE TRUST ROYAL, TRUSTEE

(FILED IN FORM REQUIRED BY CANADIAN NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS)